EXHIBIT 21.1

SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION OF FORMATION

Hartman REIT Operating Partnership, L.P.	Delaware
Hartman REIT Operating Partnership II, L.P.	Texas
Hartman REIT Operating Partnership II GP, LLC	Delaware